Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA COMPLETE OVERVIEW OF THE RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2019 30-Sep-2019 Investor Relations phone: +49 6172 609 2525 email: ir@fmc-ag.com Content: Statement of earnings Segment information Balance sheet Cash flow Revenue development Key metrics Quality data Reconciliation Reconciliation adjusted results page 2 page 3 page 4 page 5 page 6 page 7 page 8 page 9 page 10 Disclaimer This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. Copyright by Fresenius Medical Care AG & Co. KGaA 1 of 10 October 29, 2019

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data	Three months ended September 30				Nine months ended September 30			
	2019	2018	Change	Change at cc	**2019**	2018	Change	Change at cc
Health Care Services	3,492	3,258	7.2%	3.6%	10,265	9,852	4.2%	-0.1%
Health Care Products	927	800	15.9%	13.4%	2,632	2,395	9.9%	8.0%
Total revenue	**4,419**	**4,058**	**8.9%**	**5.6%**	**12,897**	**12,247**	**5.3%**	**1.5%**
Costs of revenue	3,073	2,791	10.1%	6.8%	8,955	8,473	5.7%	1.9%
Gross profit	1,346	1,267	6.2%	2.8%	3,942	3,774	4.4%	0.4%
Selling, general and administrative	725	742	-2.5%	-5.5%	2,229	2,136	4.3%	0.8%
(Gain) loss related to divestitures of Care Coordination activities	(2)	(10)	-74.9%	-75.5%	(14)	(830)	-98.3%	-98.4%
Research and development	49	26	91.0%	87.5%	137	95	43.3%	39.9%
Income from equity method investees	(21)	(18)	14.2%	13.8%	(63)	(52)	20.3%	19.9%
Operating income (EBIT)	**595**	**527**	**13.0%**	**8.6%**	**1,653**	**2,425**	**-31.8%**	**-34.9%**
Operating income margin in %	13.5%	13.0%			12.8%	19.8%		
Interest income	(21)	(9)	134.5%	130.7%	(47)	(31)	50.7%	48.3%
Interest expense	126	85	48.0%	43.2%	374	275	36.1%	30.8%
Interest expense, net	105	76	38.0%	33.1%	327	244	34.2%	28.6%
Income before taxes	**490**	**451**	**8.8%**	**4.5%**	**1,326**	**2,181**	**-39.2%**	**-42.0%**
Income tax expense	98	102	-3.1%	-6.5%	292	448	-34.7%	-37.5%
Net income	**392**	**349**	**12.3%**	**7.8%**	**1,034**	**1,733**	**-40.4%**	**-43.1%**
Net income attributable to noncontrolling interests	59	64	-7.8%	-11.7%	177	176	0.3%	-5.4%
Net income attributable to shareholders of FMC-AG & Co. KGaA	**333**	**285**	**16.9%**	**12.1%**	**857**	**1,557**	**-45.0%**	**-47.4%**
Operating income (EBIT)	**595**	**527**	**13.0%**	**8.6%**	**1,653**	**2,425**	**-31.8%**	**-34.9%**
Depreciation and amortization	410	179	128.9%	120.9%	1,159	534	117.0%	108.0%
EBITDA	**1,005**	**706**	**42.4%**	**37.1%**	**2,812**	**2,959**	**-5.0%**	**-9.1%**
EBITDA margin in %	22.7%	17.4%			21.8%	24.2%		
Weighted average number of shares	301,440,412	306,495,661			303,832,868	306,434,923		
Basic earnings per share	**€1.10**	**€0.93**	**18.8%**	**14.0%**	**€2.82**	**€5.08**	**-44.5%**	**-46.9%**
Basic earnings per ADS	**€0.55**	**€0.46**	**18.8%**	**14.0%**	**€1.41**	**€2.54**	**-44.5%**	**-46.9%**

Based on the IFRIC agenda decision relating to the applicability of IAS 12 to the accounting for interest and penalties related to income taxes and an interpretation issued by the Accounting Standards Committee of Germany (ASCG) approved in September 2018 interest and penalties related to income taxes have been reclassified from income tax expense to interest expense, net in the amount of €2 million for the three months and €5 million for the nine months ended September 30, 2018.

Statement of earnings page 2 of 10 October 29, 2019

Segment information

	Three months ended September 30				Nine months ended September 30			
	2019	**2018**	Change	Change at cc	**2019**	**2018**	Change	Change at cc
Total								
Revenue in € million	4,419	4,058	8.9%	5.6%	12,897	12,247	5.3%	1.5%
Operating income (EBIT) in € million	595	527	13.0%	8.6%	1,653	2,425	-31.8%	-34.9%
Operating income margin in %	13.5%	13.0%			12.8%	19.8%		
Delivered EBIT in € million	536	463	15.9%	11.4%	1,476	2,249	-34.3%	-37.2%
Days sales outstanding (DSO)					73	77		
Employees (full-time equivalents)					120,734	112,134		
North America								
Revenue in € million	3,073	2,843	8.1%	3.3%	9,021	8,589	5.0%	-1.2%
Operating income (EBIT) in € million	477	525	-9.1%	-13.1%	1,279	2,173	-41.2%	-44.3%
Operating income margin in %	15.5%	18.5%			14.2%	25.3%		
Delivered EBIT in € million	422	464	-9.1%	-13.0%	1,112	2,006	-44.6%	-47.4%
Days sales outstanding (DSO)					57	60		
U.S.								
Revenue per dialysis treatment in US$	347	356	-2.5%	n.a.	353	353	0.2%	n.a.
Cost per dialysis treatment in US$ [1]	292	290	0.6%	n.a.	297	289	2.5%	n.a.
EMEA								
Revenue in € million	683	620	10.3%	9.3%	1,984	1,908	4.0%	4.4%
Operating income (EBIT) in € million	100	88	14.4%	14.1%	334	302	10.9%	11.2%
Operating income margin in %	14.6%	14.1%			16.8%	15.8%		
Delivered EBIT in € million	98	86	13.9%	13.6%	330	299	10.5%	10.8%
Days sales outstanding (DSO)					98	100		
Asia-Pacific								
Revenue in € million	475	421	12.6%	9.1%	1,360	1,235	10.1%	7.4%
Operating income (EBIT) in € million	90	66	36.4%	32.1%	254	218	16.5%	13.7%
Operating income margin in %	19.0%	15.7%			18.7%	17.7%		
Delivered EBIT in € million	88	65	36.8%	32.6%	248	212	17.0%	14.3%
Days sales outstanding (DSO)					119	127		
Latin America								
Revenue in € million	182	171	6.6%	19.9%	516	505	2.2%	19.9%
Operating income (EBIT) in € million	11	(1)	n.a.	n.a.	28	24	17.2%	0.0%
Operating income margin in %	5.8%	-0.9%			5.4%	4.7%		
Delivered EBIT in € million	11	(1)	n.a.	n.a.	28	24	16.8%	-0.6%
Days sales outstanding (DSO)					119	125		
Corporate								
Revenue in € million	6	3	73.4%	73.1%	16	10	38.4%	38.1%
Operating income (EBIT) in € million	(83)	(151)	-44.9%	-45.2%	(242)	(292)	-17.2%	-18.1%
Delivered EBIT in € million	(83)	(151)	-44.9%	-45.2%	(242)	(292)	-17.1%	-18.1%

[1] 2019 excluding the effects from the implementation of IFRS 16.

Segment information page 3 of 10 October 29, 2019

FRESENIUS MEDICAL CARE

Balance sheet

in € million, except net leverage ratio	September 30 2019	September 30 2019	December 31 2018
Assets			
Current assets	7,231		7,847
Goodwill and intangible assets	15,646		12,891
Right of use assets	4,343		-
Other non-current assets	5,949		5,504
Total assets	**33,169**		**26,242**
Liabilities and equity			
Current liabilities	7,379		6,268
Non-current liabilities	12,247		7,072
Total equity	13,543		12,902
Total liabilities and equity	**33,169**		**26,242**
Equity/assets ratio	**41%**		**49%**
		excluding IFRS 16 implementation	
Debt			
Short-term debt	1,566	1,566	1,205
Short-term debt from related parties	358	358	189
Current portion of long-term debt	971	965	1,107
Current portion of long-term lease liabilities	628	-	-
Current portion of long-term lease liabilities from related parties	16	-	-
Long-term debt, less current portion	6,086	6,030	5,045
Long-term lease liabilities, less current portion	3,936	-	-
Long-term lease liabilities from related parties, less current portion	108	-	-
Total debt	**13,669**	**8,919**	**7,546**
Cash and cash equivalents	965	965	2,146
Total net debt	**12,704**	**7,954**	**5,400**
Annualized EBITDA[1]			
Operating income (EBIT)	**2,523**	**2,233**	**2,215**
Depreciation and amortization	1,365	849	716
Non-cash charges	46	46	45
Annualized EBITDA	**3,934**	**3,128**	**2,976**
Net leverage ratio	**3.2**	**2.5**	**1.8**

[1] EBITDA: including acquisitions and divestitures with a purchase price above €50 million and excluding the (gain) loss related to divestitures of Care Coordination activities with a sales price above €50 million and excluding NxStage related transaction costs.

Balance sheet page 4 of 10 October 29, 2019

Cash flow statement in € millio Three months ended September 30 Nine months ended September 30 Operating activities Depreciation / amortization 410 179 1,159 534 Net cash provided by (used in) operating activities 868 753 1,796 1,364 Purchases of property, plant and equipment (291) (266) (788) (732) Capital expenditures, net (284) (257) (777) (702) Free cash flow 584 496 1,019 662 Proceeds from divestitures 33 5 56 1,667 Free cash flow after investing activities 516 39 (949) 1,521 Cash flow page 5 of 10 October 29, 2019 Acquisitions and investments, net of divestitures(68)(457)(1,968)859 Acquisitions and investments, net of cash acquired, and purchases of intangible assets(101)(462)(2,024)(808) In percent of revenue13.2%12.2%7.9%5.4% Proceeds from sale of property, plant and equipment791130 Investing activities In percent of revenue19.7%18.6%13.9%11.1% Change in working capital and other non-cash items66225(397)(903) Net income3923491,0341,733 2019201820192018

FRESENIUS MEDICAL CARE

Revenue development

in € million	2019	2018	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three months ended September 30						
Total revenue	**4,419**	**4,058**	**8.9%**	**5.6%**	**5.2%**	
Health Care Services	3,492	3,258	7.2%	3.6%	4.2%	3.7%
Thereof Dialysis Care revenue	3,155	2,904	8.6%	5.1%	5.7%	3.7%
Thereof Care Coordination revenue	337	354	-4.7%	-8.5%	-8.8%	
Health Care Products	927	800	15.9%	13.4%	9.6%	
North America	**3,073**	**2,843**	**8.1%**	**3.3%**	**3.4%**	
Health Care Services	2,795	2,628	6.4%	1.6%	3.0%	3.9%[2]
Thereof Dialysis Care revenue	2,522	2,328	8.3%	3.5%	4.8%	3.9%[2]
Thereof Care Coordination revenue	273	300	-9.0%	-13.0%	-12.3%	
Health Care Products	278	215	29.5%	23.5%	10.3%	
EMEA	**683**	**620**	**10.3%**	**9.3%**	**8.8%**	
Health Care Services	343	314	9.2%	8.2%	6.8%	3.6%
Health Care Products	340	306	11.4%	10.4%	10.7%	
Thereof Dialysis Products	320	288	11.2%	10.2%	10.5%	
Thereof Non-Dialysis Products	20	18	14.2%	14.1%	14.1%	
Asia-Pacific	**475**	**421**	**12.6%**	**9.1%**	**8.3%**	
Health Care Services	223	194	14.6%	9.3%	7.6%	6.6%
Thereof Dialysis Care revenue	159	140	12.7%	6.7%	6.9%	6.6%
Thereof Care Coordination revenue	64	54	19.9%	16.2%	9.4%	
Health Care Products	252	227	10.8%	8.8%	8.8%	
Latin America	**182**	**171**	**6.6%**	**19.9%**	**14.9%**	
Health Care Services	131	122	7.9%	25.9%	19.5%	2.7%
Health Care Products	51	49	3.3%	5.0%	3.6%	
Corporate	**6**	**3**	**73.4%**	**73.1%**		
Nine months ended September 30						
Total revenue	**12,897**	**12,247**	**5.3%**	**1.5%**	**5.2%**	
Health Care Services	10,265	9,852	4.2%	-0.1%	5.1%	3.6%
Thereof Dialysis Care revenue	9,233	8,359	10.4%	6.0%	6.0%	3.6%
Thereof Care Coordination revenue	1,032	1,493	-30.8%	-34.5%	-2.5%	
Health Care Products	2,632	2,395	9.9%	8.0%	5.3%	
North America	**9,021**	**8,589**	**5.0%**	**-1.2%**	**4.4%**	
Health Care Services	8,264	7,979	3.6%	-2.5%	4.2%	3.8%[2]
Thereof Dialysis Care revenue	7,405	6,634	11.6%	5.0%	5.2%	3.8%[2]
Thereof Care Coordination revenue	859	1,345	-36.1%	-39.9%	-4.3%	
Health Care Products	757	610	24.1%	16.8%	6.5%	
EMEA	**1,984**	**1,908**	**4.0%**	**4.4%**	**4.0%**	
Health Care Services	1,002	943	6.3%	6.9%	5.7%	3.6%
Health Care Products	982	965	1.8%	2.0%	2.3%	
Thereof Dialysis Products	926	909	1.9%	2.0%	2.4%	
Thereof Non-Dialysis Products	56	56	0.7%	0.7%	0.7%	
Asia-Pacific	**1,360**	**1,235**	**10.1%**	**7.4%**	**7.2%**	
Health Care Services	632	569	11.0%	6.7%	6.2%	7.0%
Thereof Dialysis Care revenue	459	421	9.0%	3.9%	5.9%	7.0%
Thereof Care Coordination revenue	173	148	16.9%	14.5%	7.0%	
Health Care Products	728	666	9.3%	7.9%	8.0%	
Latin America	**516**	**505**	**2.2%**	**19.9%**	**16.7%**	
Health Care Services	367	361	1.6%	24.5%	20.6%	1.9%
Health Care Products	149	144	3.7%	8.4%	7.3%	
Corporate	**16**	**10**	**38.4%**	**38.1%**		

[1] same market treatment growth = organic growth less price effects

[2] U.S. (excl. Mexico), same market treatment growth North America: 3.4% for the three and nine months ended September 30, 2019

Revenue development page 6 of 10 October 29, 2019

FRESENIUS MEDICAL CARE

Key metrics North America segment

	Three months ended September 30				Nine months ended September 30			
	2019	**2018**	Change	Change at cc	**2019**	**2018**	Change	Change at cc
Dialysis								
Revenue in € million	2,800	2,543	10.1%	5.2%	8,162	7,244	12.7%	6.0%
Operating income (EBIT) in € million	500	489	2.3%	-2.3%	1,261	1,255	0.5%	-4.8%
Operating income margin in %	17.9%	19.2%			15.4%	17.3%		
Delivered EBIT in € million	450	434	3.8%	-1.0%	1,107	1,103	0.4%	-4.8%
Care Coordination								
Revenue in € million	273	300	-9.0%	-13.0%	859	1,345	-36.1%	-39.9%
Operating income (EBIT) in € million	(23)	36	n.a.	n.a.	18	918	-98.0%	-98.2%
Operating income margin in %	-8.3%	12.1%			2.1%	68.3%		
Delivered EBIT in € million	(28)	30	n.a.	n.a.	5	903	-99.4%	-99.5%

Key metrics Dialysis Care Services

Nine months ended September 30, 2019

	Clinics	Growth in %	De novos	**Patients**	Growth in %	**Treatments**	Growth in %
Total	**4,003**	3%	98	**342,488**	4%	**38,757,809**	4%
North America	2,585	4%	58	209,633	4%	23,872,968	4%
EMEA	784	2%	22	66,259	3%	7,503,691	3%
Asia-Pacific	401	3%	16	32,239	3%	3,398,594	5%
Latin America	233	3%	2	34,357	7%	3,982,556	6%

Key metrics Care Coordination

	Nine months ended September 30			
	2019	**2018**	Change	Change at cc
North America				
Member months under medical cost management[1]	482,970	486,786	-0.8%	
Medical cost under management (in € million)[1]	3,149	3,299	-4.6%	-10.2%
Care Coordination patient encounters	774,764	4,149,516	-81.3%	

[1] Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics page 7 of 10 October 29, 2019

Quality data1 in % of patients North America EMEA Latin America Asia-Pacific Kt/v 1.2 97 97 94 94 91 91 95 96 Hemoglobin = 10-12 g/dl 71 72 82 82 50 53 52 58 Albumin 3.5 g/dl1) 80 80 90 90 90 91 88 89 Patients without catheter (after 90 days) 82 83 78 79 80 80 83 87 in days Days in hospital per patient year 10.1 10.8 7.5 7.7 4.2 4.2 2.4 3.5 1 Definitions cf. Annual Report 2018, Section "Non-Financial Group Report" Quality data page 8 of 10 October 29, 2019 Phosphate 5.5 mg/dl6061807976766567 Calcium = 8.4-10.2 mg/dl8285798077757173 Q3 2019Q3 2018Q3 2019Q3 2018Q3 2019Q3 2018Q3 2019Q3 2018

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures Three months ended September 30 Nine months ended September 30 in € million Delivered EBIT reconciliation Operating income (EBIT) 595 527 1,653 2,425 Delivered EBIT 536 463 1,476 2,249 North America less noncontrolling interests (55) (61) (167) (167) Operating income (EBIT) 500 489 1,261 1,255 Delivered EBIT 450 434 1,107 1,103 Care Coordination less noncontrolling interests (5) (6) (13) (15) Operating income (EBIT) 100 88 334 302 Delivered EBIT 98 86 330 299 Asia-Pacific less noncontrolling interests (2) (1) (6) (6) Operating income (EBIT) 81 57 235 197 Delivered EBIT 79 57 230 193 Care Coordination Operating income (EBIT) 9 9 19 21 less noncontrolling interests 0 (1) (1) (2) Delivered EBIT 9 8 18 19 Operating income (EBIT) 11 (1) 28 24 Delivered EBIT 11 (1) 28 24 Corporate less noncontrolling interests 0 0 0 0 Reconciliation of net cash provided by operating activities to EBITDA1 2,812 2,959 Total EBITDA Income tax expense (292) (448) Net cash provided by operating activities 1,796 1,364 1 EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care's long-term debt instruments. Reconciliation page 9 of 10 October 29, 2019 Change in working capital and other non-cash items(397)(903) Interest expense, net(327)(244) Delivered EBIT(83)(151)(242)(292) Operating income (EBIT)(83)(151)(242)(292) less noncontrolling interests0000 Latin America less noncontrolling interests(2)0(5)(4) Dialysis Delivered EBIT8865248212 Operating income (EBIT)9066254218 less noncontrolling interests(2)(2)(4)(3) EMEA Delivered EBIT(28)305903 Operating income (EBIT)(23)3618918 less noncontrolling interests(50)(55)(154)(152) Dialysis Delivered EBIT4224641,1122,006 Operating income (EBIT)4775251,2792,173 less noncontrolling interests(59)(64)(177)(176) Total 2019201820192018

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures in € million, except share data

	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs	(Gain) loss related to divestitures of Care Coordination activities	Results 2019 Adjusted	Results 2018	Sound H1[1]	(Gain) loss related to divestitures of Care Coordination activities	FCPA related charge	Results 2018 Adjusted	Change (adjusted results)	Change (adjusted results) at cc
Three months ended September 30														
Total revenue	4,419	35	(79)				4,375	4,058	(7)			4,051	8.0%	4.7%
Health Care Services	3,492		(5)				3,487	3,258	(7)			3,251	7.3%	3.7%
Health Care Products	927	35	(74)				888	800				800	11.0%	8.8%
North America	3,073	35	(79)				3,029	2,843	(7)			2,836	6.8%	2.1%
Health Care Services	2,795		(5)				2,790	2,628	(7)			2,621	6.4%	1.7%
thereof Dialysis Care	2,522		(5)				2,517	2,328				2,328	8.1%	3.3%
thereof Care Coordination	273						273	300	(7)			293	-6.9%	-10.9%
Health Care Products	278	35	(74)				239	215				215	11.4%	6.3%
EBITDA	1,005	(199)	(21)	2	7	(2)	792	706	(1)	(10)	75	770	2.8%	-0.9%
Total operating income (EBIT)	595	(21)	0	2	25	(2)	599	527	0	(10)	75	592	1.2%	-2.7%
North America	477	(15)	1	2	22	(2)	485	525	0	(10)		515	-5.8%	-9.9%
Dialysis	500	(12)	1	2	22		513	489				489	5.0%	0.2%
Care Coordination	(23)	(3)				(2)	(28)	36	0	(10)		26	n.a.	n.a.
EMEA	100	(1)			3		102	88				88	16.3%	16.1%
Asia-Pacific	90	(3)					87	66				66	32.4%	28.3%
Dialysis	81	(2)					79	57				57	37.9%	33.5%
Care Coordination	9	(1)					8	9				9	-4.5%	-6.3%
Latin America	11	(1)					10	(1)				(1)	n.a.	n.a.
Corporate	(83)	(1)	(1)				(85)	(151)			75	(76)	13.3%	12.6%
Interest expense, net	105	(43)	(21)				41	76	0			76	-45.7%	-47.4%
Income tax expense	98	6	6	1	7	18	136	102	0	7		109	24.0%	19.2%
Net income attributable to noncontrolling interests	59						59	64	0			64	-7.8%	-11.7%
Net income[2]	333	16	15	1	18	(20)	363	285	0	(17)	75	343	6.1%	1.9%
Basic earnings per share	€ 1.10	€ 0.06	€ 0.05	€ 0.01	€ 0.06	(€ 0.07)	€ 1.21	€ 0.93	€ 0.00	(€ 0.05)	€ 0.24	€ 1.12	7.8%	3.6%
Nine months ended September 30														
Total revenue	12,897	75	(188)				12,784	12,247	(516)			11,731	9.0%	5.0%
Health Care Services	10,265		(11)				10,254	9,852	(516)			9,336	9.8%	5.3%
Health Care Products	2,632	75	(177)				2,530	2,395				2,395	5.6%	3.9%
North America	9,021	75	(188)				8,908	8,589	(516)			8,073	10.3%	3.8%
Health Care Services	8,264		(11)				8,253	7,979	(516)			7,463	10.6%	4.1%
thereof Dialysis Care	7,405		(11)				7,394	6,634				6,634	11.5%	4.9%
thereof Care Coordination	859						859	1,345	(516)			829	3.6%	-2.5%
Health Care Products	757	75	(177)				655	610				610	7.3%	1.0%
EBITDA	2,812	(583)	(32)	22	14	(14)	2,219	2,959	(23)	(830)	75	2,181	1.8%	-2.5%
Total operating income (EBIT)	1,653	(68)	16	22	32	(14)	1,641	2,425	(14)	(830)	75	1,656	-0.9%	-5.3%
North America	1,279	(55)	19	22	29	(14)	1,280	2,173	(14)	(830)		1,329	-3.7%	-8.8%
Dialysis	1,261	(50)	19	22	29		1,281	1,255				1,255	2.1%	-3.3%
Care Coordination	18	(5)				(14)	(1)	918	(14)	(830)		74	n.a.	n.a.
EMEA	334	(4)			3		333	302				302	10.5%	10.8%
Asia-Pacific	254	(4)					250	218				218	14.5%	11.7%
Dialysis	235	(3)					232	197				197	17.4%	14.3%
Care Coordination	19	(1)					18	21				21	-13.4%	-13.0%
Latin America	28	(2)					26	24				24	7.4%	-10.8%
Corporate	(242)	(3)	(3)		0		(248)	(292)			75	(217)	13.9%	12.6%
Interest expense, net	327	(128)	(50)				149	244	(21)			223	-33.0%	-35.4%
Income tax expense	292	15	17	6	9	15	354	448	2	(140)		310	14.4%	9.3%
Net income attributable to noncontrolling interests	177						177	176	1			177	0.0%	-5.7%
Net income[2]	857	45	49	16	23	(29)	961	1,557	4	(690)	75	946	1.5%	-3.0%
Basic earnings per share	€ 2.82	€ 0.14	€ 0.16	€ 0.05	€ 0.08	(€ 0.09)	€ 3.16	€ 5.08	€ 0.02	(€ 2.25)	€ 0.24	€ 3.09	2.4%	-2.2%

[1] Contribution of Sound Physicians [2] Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation adjusted results page 10 of 10 October 29, 2019